Sharon D. Mitchell, Esq.

1357 N Bywood	Clawson, Michigan 48017	(248) 515-6035	sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (760) 301-0056

 10 September 2008

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed December 14, 2007
File No. 333-148094

Dear Ms. McManus & Ms. Bancroft:

Upon receipt and review of your correspondence dated August 14, 2008, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement Form S-1 for DRS Inc.

Prospectus Cover Page, 4

1.
Please revise your first paragraph to clearly state the aggregate number of shares offered by the selling shareholders.  Also, revise the last sentence of the first paragraph to clearly state that the selling shareholders are offering the 3,361,600 that are underlying their options.  Please make corresponding changes under “Amount of Offering” on page 7.

2.	Please revise to add the disclosure required by Item 501(b)(10)(iii) of Regulation S-K.

Response:  We have made the revisions to show the aggregate number of shares (including Options) offered by the selling shareholders in both the first paragraph and under “Amount of Offering” on page 7.  Additionally, we have revised the wording in the last paragraph on page 4 to say “The securities may not be sold until this registration statement becomes effective.”  We have also added “Subject to Completion” prior to the date at the bottom of the page.

Prospectus Summary, page 7

3.	Please revise your table to add a column indicating which shares are offered by you and which are offered by the selling shareholders.

Response:  On page 7 of the S-1 and under the section “Prospectus Summary,” we have added footnotes to the table to indicate which shares are the Company’s and which are the Shareholders.  We also have indicated which shares are underlying Options.

Risk Factors, page 9

4.
Add a risk factor discussing the fact that, since this is a “best efforts” offering, sales of securities by you will not receive priority over sales by selling security-holders and, as such, you may not be able to sell any securities.

Response:  We have added a separate Risk Factor with the following heading:  BECAUSE THIS IS A BEST EFFORTS OFFERING, SALES OF STOCK BY THE COMPANY WILL NOT RECEIVE PRIORITY.  We have explained in the body following this title that the Company does not have priority over any of the shares that are being registered for resale.

Our existing shareholders may experience dilution, page 14

5.	Revise to clarify that anyone purchasing directly from you, as opposed to those purchasing from selling shareholders, will experience dilution.

Response:  We have revised this section to indicate that the shareholders whom purchase from us directly will experience dilution.

Use of Proceeds, page 16

6.
The first sentence of this section appears to include the proceeds to the selling shareholders.  Also, it appears the dollar amount in the first sentence and the dollar amount to the selling shareholders are incorrect.  Item 504 of Regulation S-K requires tat you state the principal purposes o the net proceeds to you.  Please revise or consider removing reference to the dollar amount the selling shareholders will receive.  You may state generally that you will not receive any proceeds from the sale of the selling shareholders’ shares.  Please revise your introductory paragraph to state clearly the proceeds that you expect to receive.

Response:  We have revised this section to discuss only the proceeds that will come to our Company.

Dilution, page 18

7.	Provide disclosure of outstanding share amounts as of a more recent date.

Response:  This section, as well as the table following the explanation of dilution has been revised to show a more recent date of the outstanding share amounts and what the gross proceeds will be based on the amount sold.

Plan of Distribution and Selling Security Holders, page 21

8.
Please revise this section to clearly present the disclosure required by Items 508 and 509 of Regulation S-K.  Consider presenting the disclosure under two separate headings to make it easier for investors to evaluate the disclosure responsive to each item.  Also, use subheadings, as appropriate.  For instance, your plan of distribution does not appear until page 24 under the heading “Options.”  The other comments below are intended primarily to offer some guidance in revising this disclosure.

Response:  We have revised this section to include footnotes that we believe will be helpful in evaluating the disclosures.  We have left the Option Agreement terms intact as it may be helpful for an investor to see how the Option holders may exercise their Options.  Further, we have added totals to the columns “Shares Beneficially Owned Before Resale” and to the column “Amount Offered (Assuming All Shares Sold).” We have indicated the principals of the Terry Wong Trust as well as the Mendes Family Trust.  We have tried to make it easier in this section for the investor to understand the distribution of the Shares.

Selling Security Holders, page 19

9.	Please revise to disclose the natural persons who control the Terry Wong Trust and the Mendes Family Trust.

10.	Please revise to add totals to the end of the columns titled “SHARES BENEFICIALLY OWNED BEFORE RESALE” and “AMOUNT OFFERED (ASSUMING ALL SHARES SOLD).”

11.
Your footnote (1) refers only to 1,868,268 of the shares offered by the selling shareholders.  If the remaining shares offered by the selling shareholders may be sold by the same methods, please revise.

12.
It is unclear whether the sentence that begins with “Additionally, we are registering 3,361,600 shares of Common Stock…” is part of footnote (1).  It appears your intention is to describe how each investor acquired the options listed in your table.  If so, please footnote your table and revise your disclosure accordingly.

13.
Furthermore, the disclosure under “Options” seems to merely repeat the terms enumerated in your option agreement.  Please consider what disclosure would be material to an investor and revise to clearly and concisely describe the options.

Response:  Please refer to Response to Question #8 above.

Security Ownership of Beneficial Owners and Management, page 26

14.
It appears, based upon your disclosure on page 19, that Karen Okazaki Wong may be a beneficial owner of more than 5% of your shares.  Please revise the table to include information about Ms. Wong or tell us why you do not think it is appropriate.

Response:  Although Karen Okazaki Wong holds over 5% of our Common Stock, including Options, she has not as yet exercised any of her options.  Pursuant to Item 403 of Regulation of S-K, she does not hold any voting power, nor does she sit on the Board of the Directors.

Executive Summary of George Guimont, page 26

15.	Please revise to indicate Mr. Guimont’s business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response: This section has been revised to show Mr. Guimont’s business experience for the past five years.

Interest of Named Experts and Counsel, page 28

16.	Please clarify that Sharon D. Mitchell has provided an opinion as to the legality of the offered securities.

Response: The legal opinion of Sharon D. Mitchell has been revised to indicate she is opining on the legality of all of the shares in the Registration Statement.

Description of Business, page 30

17.
We note your statement in the fourth paragraph on page 31 that you are “the largest drywall scrapping/recycling company in the state of Washington.”  Please revise to provide the basis for this statement.

Response:  We have revised the verbiage of this paragraph to indicate the amount of tonnage we handle as opposed to saying we are the “largest…” in the state.

Financial Statements, page 35

18.
Remove the italicized language from under this heading.  Since your disclosure should provide investors with a clear picture of your business, including any relevant material information about your position within your industry, it is not appropriate to urge potential investors to consult outside sources.

Response:  The italicized language has been removed.

Management’s Discussion and Analysis or Plan of Operation, page 35

19.
While we note your disclosure on page 42 under “Forward Looking Capital Expenditures,” please revise your discussion beginning on page 35 to disclose the estimated funds you will need alongside each part of your plan.  This presentation will make it easier for an investor to evaluate your plans and the financial resources needed to achieve your plan.  Similarly revise your disclosure related to the Port of Ridgefield on page 36.

Response: We have revised this section of our discussion under this heading to show a clearer picture of our plan of Operation and the finances we will need in order to implement our plan.

Summary of Operations, page 37

20.	Tell us why you believe it is reasonable to assume gross margins to vary between 8% and 10% when our most recent results only show a gross margin of 3%.

Response:  We have revised this section to show why we believe our gross margins will be higher.

Audited Financial Statements – Consolidated Balance Sheets

21.
We note from your response to our prior comment 30 in our letter dated April 2, 2008, that you believe the classification of receivable from shareholder as a financing activity is appropriate; however, it appears based upon your disclosures provided in Note 11 and on page 41 that the underlying nature of the amount represents a deposit to Mr. George Guimont for the lease of equipment vehicles and trucks that DRS uses in its business.  In this regard, your classification of the $225,829 as financing activity is inconsistent with the guidance provided in paragraph 24 of SFAS No. 95 which points to the underlying nature and source of the cash flow item.  If the purpose of the deposit is to secure the lease of assets used in your business, then we would expect such amounts to be treated as an investing activity.  In this regard, we believe you should revise the receivable from shareholder as an investing activity rather than financing activity.

Response:  Our auditor has made the necessary changes and is updating our financials.  We have reclassified the Shareholder advance in the June 30, 2007 statement of cash flows.

Interim Financial Statements for the nine months ended March 31, 2008

Consolidated Balance Sheets, page F-16

22.
Please revise to indicate on the face of the balance sheet that the amounts as of March 31, 2008 are unaudited.  Also, please revise the statement of changes in shareholder’s equity to indicate the balance at March 31, 2008 is unaudited.

Response:  Our auditor has made the necessary revisions to this balance sheet and to the statement of changes in shareholder’s equity on page F-19.

Consolidated Statements of Cash Flows, page F-18

23.
We note that although the title of the statement of cash flows indicates the period from July 1, 2007 to March 31, 2008, the column header above the cash flow amounts reads “six months 31-Dec-07.”  Please revise to either remove the column header or disclose the appropriate period under the column header.

Response:  Our auditor has made the necessary revisions, correcting the March 31, 2008 statement of cash flows to show the proper title on page F-18.

Part II
Recent Sales of Unregistered Securities, page 50

24.
Please provide all of the information required by Item 701 for each transaction in this section.  For instance, for each transaction you have not disclosed the aggregate offering price for securities sold for cash as required by Item 701(c) of Regulation S-K.  For any securities sold otherwise than for cash, state the aggregate dollar amount of consideration that you received.

25.	For this section, please do not refer to other sections of the prospectus. All of the disclosures in response to item 701 must be provided in this section.

Response:  We have made the necessary revisions to this section to include the aggregate offering price for each category of shares. We have taken out the references to other sections of the prospectus.

Signatures, page 55

26.	Please revise to indicate your controller or principal accounting officer. Refer to Instructions for Signatures on Form S-1.

Response:  We only have two members on the Board of Directors; Daniel Mendes and George Guimont.  We have indicated their titles, with Mr. Mendes being President, Director, Principal Executive Officer and Mr. Guimont being Secretary/Treasurer, Director, Principal Financial Officer.  Under Instructions for Signatures on Form S-1, it appears that we can have the Controller, Principal Financial Officer and/or a majority of the Board Members sign the form.

Exhibit 5.1

27.
Please refer to the fourth paragraph of your opinion.  It appears that you are only providing an opinion on the “Shares” that you define as 1,868,268 shares of common stock.  Please revise to provide an opinion on all of the securities that are offered under this registration statement.  Please opine separately on shares that have already been issued and shares that will be issued.

Response: This paragraph has been revised to provide an opinion on all of the Shares offered in the Registration Statement.  We have opined separately on each of the categories of the shares, including those shares that will be issued as well as those that have been issued.

Exhibit 10.3

28.	Please confirm to us that all of the option holders have received and have signed the amendment to option agreement and tell us the effective date of the amendment.

Response:  Each and every Shareholder that hold Option Agreements have received, executed and sent back to the Company, the Company’s Option Agreement, which had an effective date of July 11, 2008.  These executed Option Agreements are held in our corporate office.

Exhibit 23.1

29.
We note that the date of your consent from your independent accountants is as of January 25, 2008.  In light of the events that have transpired since the date of your last consent, and the updated financial statements for the interim period ended March 31, 2008 which have been filed with the Form S-1, please include a currently dated consent of the Independent Registered Public Accounting Firm in your next amendment to your Form S-1 registration statement.

Response:  We have received and will include in our amended S-1 and updated consent letter from our independent accountant.

Other

30.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:  Financial statements are current with the reporting to March 31, 2008.  The fiscal year for DRS Inc. ended June 30, 2008, and reporting will be due within ninety (90) days.

Thank you for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.

With best regards,

Sharon D. Mitchell
Attorney at Law
(248) 515-6035

/sdm